SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: December 7, 2004	By:	/s/ Nancy C. Gardner

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17 November 2004.    Reuters Appoints CIO

London – Reuters (RTR:LSE, NASDAQ:RTRSY), the global information provider, has appointed David Lister as its Chief Information Officer (CIO). In this role he will lead the Reuters transformation programme to establish world-class processes and systems across the business. The role will support Reuters focus on great service to both customers and its business partners. Lister will report to Mike Sayers, Reuters Global Head of Technology and Operations.

Lister will be looking at activities across the business, ranging from product development to customer service, and ensuring that the different elements of the global business model are operating in an effective and integrated manner.

Mike Sayers comments, “This is about making the business work smarter not harder. One of the key tenets of Reuters Fast Forward business transformation programme is the simplification of the business such that customers and partners find us easy to work with. With David’s strong background in business transformation he will ensure our processes and systems are fully integrated and that Reuters operations are efficient and effective.”

Lister was formerly the CIO and a Director of The Boots Company PLC.

Ends

Johnny Weir
Reuters Media Relations — London
+44 (0) 207 542 5211
Johnny.weir@reuters.com

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 14,700 staff in 92 countries, including some 2,300 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies

18 November 2004.    Reuters Announces Next Generation Transaction Strategy

Advanced electronic trading capabilities for fixed income, equities and foreign exchange announced

London – Reuters, (LSE: RTR, NASDAQ: RTRSY) the global information group, today unveiled plans to help banks extend the reach and distribution of their tradable prices and liquidity over Reuters 327,000 desktops via a new advanced suite of electronic trading capabilities. The new transaction capabilities are a key component of Reuters transformation and will be a central feature in Reuters 3000 Xtra and Reuters Trader product families.

Tom Glocer, Reuters Chief Executive, commented, “As banks and institutions and clients demand the aggregation of fragmented liquidity pools across asset classes, we see a great opportunity for Reuters. Our neutral platform has the scale, openness, and the community to help banks distribute their prices globally and cost effectively, while preserving their ability to differentiate and compete through their brand and depth of offer. In addition to decision support, Reuters products increasingly will be valued as an on-ramp to liquidity across asset classes.”

Reuters Fixed Income and Equities trading plans announced today will feature executable prices on a broad range of instruments and advanced algorithmic trading strategies from leading industry players, such as ABN AMRO, Bank of America, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Rabobank, RBC Capital Markets and UBS, with others expected to join in 2005. The remaining component, aimed at bringing foreign exchange trading will follow and builds on Reuters leading global foreign exchange business.

Buy-side participants such as hedge funds, asset managers and corporates will be able to access and trade on real-time executable prices from major global liquidity providers with a common format, user interface, single sign-on and open-access. This is particularly important as more institutions look across asset class for their investment and trading strategies. The deployment of open interfaces and support for industry accepted protocols enable the integration of third party algorithmic strategies and proprietary “black box” trading tools. The trading capabilities are supported by Reuters comprehensive, real time news and powerful analytics within the Reuters 3000 Xtra family products, allowing traders to manage their trading positions effectively.

The trading capabilities will be available as part of the flagship Reuters 3000 Xtra, Reuters Station and Reuters Trader. The capability was built using Reuters proven automated dealing technology, which came from the company’s AVT acquisition led by Mark Redwood and sits under its Next Generations Transaction group.

Ends

Contact:

Yvonne Diaz
+44 20 7542 2615
Reuters Corporate Communications
yvonne.diaz@reuters.com

Yasmeen Khan
+44 20 7542 0496
Reuters Corporate Communications
yasmeen.khan@reuters.com

Miriam McKay
+44 20 7542 7057
Reuters Investor Relations
miriam.mckay@reuters.com

Note to Editors:

Reuters ( www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 14,700 staff in 92 countries, including some 2,300 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. The liquidity provider group will continue to be defined and subject to change as the capability is rolled out. The roll out to individual countries is subject to obtaining any necessary regulatory approvals.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

23 November 2004.

Reuters Notes Recent Press Speculation Regarding The possible Sale Of Instinet

London – Reuters (RTR:LSE, RTRSY:NASDAQ) has previously stated that, while supportive of the progress being made at Instinet, it will consider opportunities to extract value from its holding. Strategic alternatives are being considered by Reuters and Instinet, including a possible sale, merger or other business combination or corporate transaction. As part of this review, Reuters, Instinet or their advisors may engage in discussions with third parties regarding such possible transactions. However, neither Reuters nor Instinet has determined to pursue any specific transaction.

Reuters does not intend to provide any further updates regarding a transaction involving Instinet until such time as it deems appropriate.

Ends

Contacts

Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Johnny Weir
Tel: +44 (0) 20 7542 5211
Johnny.weir@reuters.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.